UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

December 3, 2014
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On December 3, 2014, Raymond James Financial, Inc. (the "Company") made available on its website at www.raymondjames.com under "Our Company, Investor Relations, Financial Reports" its Fourth Quarter Report 2014 to Shareholders (the "Report") commenting on its results for the quarter ended September 30, 2014. A copy of the Report is attached hereto as Exhibit 99.1 and incorporated by reference herein. The financial information in the Report was previously disclosed in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission ("SEC") on November 25, 2014 and/or the Earnings Release for the 4th Fiscal Quarter of 2014, furnished under cover of a Form 8-K, filed with the SEC on October 29, 2014.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

       (d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Fourth Quarter Report 2014 to Shareholders.


SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

RAYMOND JAMES FINANCIAL, INC.

Date: December 3, 2014   By: /s/ Jeffrey P. Julien
                             Jeffrey P. Julien
                             Executive Vice President - Finance,
                             Chief Financial Officer and Treasurer

Exhibit 99.1

Fourth Quarter Report 2014 to Shareholders

Dear Fellow Shareholders,

Fiscal 2014 culminated with record fourth quarter net revenues and net income. For the first time, Raymond James reached an annualized quarterly run rate exceeding $5 billion as net revenues attained $1.29 billion, up 14% over last year's comparable quarter. Similarly, net income in the quarter climbed 16% to $136 million from $117 million in last year's comparable quarter, which was depressed by the last quarter of acquisition-related expenses, although aided by a large non-recurring tax benefit. Earnings per diluted share were $0.94 contrasted to $0.82 last year and $0.85 in the immediately preceding June quarter. The pretax margin on net revenue was 16.5% compared to 14.4% in last year's fourth quarter, as net revenue growth exceeded non-interest expense growth. Consequently, the annualized rate of return on average equity increased to 13.4% from 13% in 2013, which was inflated by a 27.5% tax rate compared to the 35.8% rate in 2014. Again, one should never annualize quarterly earnings because there are too many variables quarter to quarter.

Although the S&P 500, inclusive of dividends, only increased 1.1%, all four of our major business segments performed well in the fourth quarter. The Private Client Group generated a record $861 million of net revenues, which represented a 16% increase over 2013's fourth quarter. As a result, PCG's profit contribution grew 55% to a new record of $100 million. PCG's client assets under administration of $451 billion at year-end increased 11.9% over last September's total. That growth is attributable to both market appreciation and vibrant recruiting results. At year-end, the financial advisor count was 6,265, up 68 over the prior fiscal year-end.

Driven by record quarterly net revenues in investment banking of $115 million, which reflected ebullient M&A results, the Capital Markets segment produced $263.6 million in net revenues, another record achievement. Given the lack of interest rate volatility and a continuation of government-managed low interest rates, the Fixed Income Capital Markets division performed well as fixed income trading and Public Finance, conjoined with good inventory management and expense control, produced reasonable profits. Accordingly, Capital Markets' pretax income experienced only a 2% net decline from last year's fourth quarter to $39.5 million.

The Asset Management segment achieved a 17% increase in fourth quarter net revenues to $94.9 million compared to last year's comparable period as it benefited from favorable equity markets. Its pretax profit contribution of $35.3 million reflected a 15% increase over last year. Financial assets under management on September 30, 2014 of $64.6 billion were up 15.4% over last fiscal year-end.

In spite of low interest rates and a declining interest margin for most of the year, Raymond James Bank generated a 4% increase over last year's fourth quarter net revenues to $93 million. In addition to the factors above, net loans grew by $590 million, or 6%, during the fourth quarter and by $2.1 billion, or 24%, during the 2014 fiscal year. This loan growth led to a more normal loan loss provision for the quarter of $5.5 million, contrasted to a $2 million benefit in last year's fourth quarter. As a reminder, loan loss provisions are recorded when new net loans are originated to provide for potential future losses on those loans. Raymond James Bank's actual loan losses remain low at 0.02% for the year, while the loan portfolio quality ratings have improved considerably over the year. The best catalyst for improved earnings in 2015 would be through further improvement in the net interest margin.

"Other" segment revenues in the fourth quarter were down $7.8 million in the quarter because of lower private equity gains and a foreign exchange loss, as compared to the preceding quarter.

Record results in the fourth quarter completed an outstanding 2014 fiscal year, which is replete with new records of its own. Net revenues of $4.86 billion and net income of $480.2 million both constituted new annual records, which represented increases of 8% and 31%, respectively. Furthermore, 2013 included $74 million in revenue from our private equity investment in Albion, which we sold in 2013, thereby understating the 8% net revenue growth. Even after excluding acquisition-related expenses and other non-GAAP adjustments incurred in 2013 to reflect comparable operating results, adjusted net income grew 15%. Net income per diluted common share was $3.32, up from $2.58 last year. The pretax margin on net revenue for all of 2014 was 15.4% contrasted to 12.6% in 2013. The return on equity for the 2014 year was 12.3%, up from 10.6% in 2013. On September 30, 2014, the book value per share was $29.40 and the tangible book value was $26.98.

In July, Raymond James ranked second in J.D. Power's 2014 U.S. Financial Advisor survey, which augurs well for future recruiting results. *Acquisition International* announced in July that it selected the Raymond James Investment Banking practice the Investment Services Provider of the Year - USA. In the first month of the quarter, Raymond James announced the launch of a retirement planning initiative based upon the longevity research developed at the MIT Age Lab. The initiative will include a series of six actionable campaigns utilizing innovative resources developed from the collective intellectual capital of the Age Lab, Raymond James and our firm's strategic partners.

In August, two Raymond James affiliated advisors, Gerry Klingman and Van Pearcy, were named to Barron's Top 100 Independent Wealth Advisors list. Also in August, Raymond James associates across the country donated time, money and goods as part of the firm's fourth annual Raymond James Cares Month. More than 1,400 financial advisors and other professionals in 27 states volunteered 3,985 hours for 90 organizations, representing a 39% increase in volunteer hours over last year.

In September, Raymond James sponsored a 90-minute biopic on Arthur Ashe on the Tennis Channel during the U.S. Open to highlight his contribution to race diversity in tennis and all sports. That biopic is expected to run at least 10 more times over the next year on the Tennis Channel.

In September, the Raymond James Equity Research department received 13 awards in the StarMine Analyst Awards, earning the firm a tie for second among all broker-dealers, many of which are much larger, for the second consecutive year.

Although we are enthusiastic about our performance in 2014, we aren't resting on our laurels and are excited about the opportunities presented in 2015 and beyond. In spite of the fact that both the economy and equity markets have experienced a long recovery from the 2008-09 financial crisis, which suggests a short-term risk of corrections in both, there are promising trends that indicate that the long-term outlook for the United States is bright, particularly contrasted with the rest of the world.

First and foremost, the stability of our financial system is sounder than it was before the financial crisis. Furthermore, the GDP growth rate appears to be accelerating driven by excellent corporate earnings, which are up 9.5% this year, and job creation. Unemployment has dropped to 5.8%, which indicates that real compensation of our workers should begin to rise, based on scarcity of talent. Inevitably, increased compensation, abetted by lower gas prices as U.S. oil production continues to increase from advances in drilling and fracking technology, will drive consumption. That trend will be buttressed by increases in consumer net worth related to increases in the value of equities and housing.

All of these factors affect the outlook for our business favorably, even if the optimism engendered by the recent election results is tempered, at least to some degree, by political reality. In any case, these factors are already manifesting themselves as business remains robust at the beginning of fiscal 2015.

Thank you for your confidence in us and we wish you a happy holiday season!

Sincerely,

Thomas A. James   Paul C. Reilly
Chairman   CEO

November 17, 2014

Corporate Profile

Raymond James Financial, Inc. (NYSE: RJF) is a leading diversified financial services company providing private client, capital markets, asset management, banking and other services to individuals, corporations and municipalities. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., have more than 6,200 financial advisors serving in excess of 2.5 million client accounts in more than 2,500 locations throughout the United States, Canada and overseas. Total client assets are approximately $475 billion. Public since 1983, the firm has been listed on the New York Stock Exchange since 1986 under the symbol RJF. Additional information is available at www.raymondjames.com.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (Unaudited - in 000s)

	September 30, 2014	September 30, 2013
Assets:		
Cash and cash equivalents	$ 2,199,063	$ 2,596,616
Assets segregated pursuant to regulations and other segregated assets	2,489,264	4,064,827
Securities purchased under agreements to resell and other collateralized financings	446,016	709,120
Financial instruments, at fair value	1,992,436	1,993,793
Receivables	14,326,315	12,010,800
Property & equipment, net	245,401	244,416
Other assets	1,627,157	1,566,550
Total assets	**$ 23,325,652**	**$ 23,186,122**
Liabilities and equity:		
Loans payable	$ 1,889,629	$ 1,341,522
Payables	15,382,176	16,332,546
Trading instruments sold but not yet purchased, at fair value	238,400	220,656
Securities sold under agreements to repurchase	244,495	300,933
Other liabilities	1,137,696	992,128
Total liabilities	**$ 18,892,396**	**$ 19,187,785**
Total equity attributable to Raymond James Financial, Inc.	4,141,236	3,662,924
Noncontrolling interests	292,020	335,413
Total equity	**$ 4,433,256**	**$ 3,998,337**
Total liabilities and equity	**$ 23,325,652**	**$ 23,186,122**

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited - in 000s, Except per Share Amounts)

	Three Months Ended		Twelve Months Ended	
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Revenues:				
Securities commissions and fees	$ 840,165	$ 740,793	$ 3,241,525	$ 3,007,711
Investment banking	115,019	85,069	340,821	288,251
Investment advisory fees	91,772	80,581	362,362	282,755
Interest	126,009	115,065	480,886	473,599
Account and service fees	111,524	95,923	407,707	363,531
Net trading profit	14,374	18,058	64,643	34,069
Other	11,915	14,774	67,516	145,882 [1]
Total revenues	**1,310,778**	**1,150,263**	**4,965,460**	**4,595,798**
Interest expense	(25,687)	(26,955)	(104,091)	(110,371)
Net revenues	**1,285,091**	**1,123,308**	**4,861,369**	**4,485,427**
Non-interest expenses:				
Compensation, commissions and benefits	869,893	756,108	3,312,635	3,054,027
Communications and information processing	57,996	64,844	252,694	257,366
Occupancy and equipment costs	41,344	39,954	161,683	157,449
Clearance and floor brokerage	10,710	9,414	39,875	40,253
Business development	35,682	30,533	139,672	124,387
Investment sub-advisory fees	13,928	10,283	52,412	37,112
Bank loan loss provision (benefit)	5,483	(1,953)	13,565	2,565
Acquisition related expenses	—	21,701	—	73,454
Other	44,851	33,881	172,885	144,904 [2]
Total non-interest expenses	**1,079,887**	**964,765**	**4,145,421**	**3,891,517**
Income including noncontrolling interests and before provision for income taxes	205,204	158,543	715,948	593,910
Provision for income taxes	76,048	44,511	267,797	197,033
Net income including noncontrolling interests	129,156	114,032	448,151	396,877
Net (loss) income attributable to noncontrolling interests	(7,210)	(3,426)	(32,097)	29,723
Net income attributable to Raymond James Financial, Inc.	**$ 136,366**	**$ 117,458**	**$ 480,248**	**$ 367,154**
Net income per common share – diluted	**$ 0.94**	**$ 0.82**	**$ 3.32**	**$ 2.58**
Weighted-average common and common equivalent shares outstanding – diluted	**144,521**	**141,793**	**143,589**	**140,541**

CONSOLIDATED RESULTS BY SEGMENT (in 000s)

	Three Months Ended		Twelve Months Ended	
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Revenues:				
Private Client Group	$ 863,266	$ 742,489	$ 3,276,566	$ 2,930,603
Capital Markets	267,427	244,580	981,572	955,955
Asset Management	94,918	80,842	369,690	292,817
Raymond James Bank	95,547	91,191	360,317	356,130
Other [3]	5,148	7,898	42,203	126,401 [1]
Intersegment eliminations	(15,528)	(16,737)	(64,888)	(66,108)
Total revenues	**$ 1,310,778**	**$ 1,150,263**	**$ 4,965,460**	**$ 4,595,798**
Pre-tax income (loss) (excluding noncontrolling interests):				
Private Client Group	$ 100,180	$ 64,617	$ 330,278	$ 230,315
Capital Markets	39,540	40,482	130,565	102,171 [4]
Asset Management	35,280	30,569	128,286	96,300
Raymond James Bank	64,057	72,614	242,834	267,714
Other [3]	(26,643)	(46,313)	(83,918)	(132,313)
Pre-tax income (excluding noncontrolling interests)	**$ 212,414**	**$ 161,969**	**$ 748,045**	**$ 564,187**

The text of the footnotes in the above tables are on the following page.

The text of the footnotes to the tables on the previous page are as follows:

(1) Revenues in the twelve months ended September 30, 2013 included $74 million (before consideration of noncontrolling interests and taxes) arising from our indirect investment in Albion, an investment which we sold in April 2013. Since we only owned a portion of this indirect investment, our share of the net income after consideration of noncontrolling interests (before any tax effects) amounted to $22.7 million.

(2) Other expense in the twelve months ended September 30, 2013 included $6.9 million of goodwill impairment associated with our Raymond James European Securities ("RJES") reporting unit. The effect of this goodwill impairment expense on the pre-tax income attributable to Raymond James Financial, Inc. ("RJF") is $4.6 million, as prior to April 2013 we did not own 100% of RJES. The portion of the impairment expense attributable to the noncontrolling interests is $2.3 million.

(3) The Other segment includes the results of our principal capital activities as well as acquisition, integration and certain interest expenses incurred with respect to acquisitions.

(4) The segment results for the twelve months ended September 30, 2013 were negatively affected by a $4.6 million (RJF's portion) impairment of goodwill in our RJES reporting unit and a $1.9 million RJES restructuring expense.